Ceasing Control of Credit Suisse Commodity Return Strategy
Class A

As of October 31, 2010, American Enterprise Investment Svc
("Shareholder") owned 34,410,422.107 shares of the Fund, which represented 44.43 % of the outstanding shares. As of April 30, 2010, Shareholder owned 0 shares of the Fund.
Accordingly, Shareholder has ceased to be a controlling person of the Fund.